UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 333-115644

NOTIFICATION OF LATE FILING

(Check One):      [   ] Form 10-K      [   ] Form 11-K      [   ] Form 20-F      [X] Form 10-Q
[   ] Form N-SAR      [   ] Form N-CSR

For Period Ended:                September 27, 2006

___ Transition Report on Form 10-K
___ Transition Report on Form 20-F
___ Transition Report on Form 11-K
___ Transition Report on Form 10-Q
___ Transition Report on Form N-SAR

     For the Transition Period Ended:_________________________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: EPL Intermediate, Inc.

Former name if applicable:

Address of principal executive office (street and number): 3333 Michelson Drive, Suite 550

City, state and zip code: Irvine, California 92612

PART II
RULE 12b-25 (b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on
Form 10-K, 20-F, 11-K or Form N-SAR, or a portion thereof will be
[X]		filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 20-F,11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Due to an inadvertent delay in preparing EDGAR versions of certain exhibits to the Company's Form 10-Q for the Quarter Ended September 27, 2006, the Form 10-Q was not filed prior to 5:30 p.m. EST on November 13, 2006, the deadline for such report. The Company's Quarterly Report on Form 10-Q was filed on November 13, 2006 at 8:30 p. m. EST.

PART IV
OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

Pamela Milner	949	399-2000
(Name)	(Area Code)	(Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes           [   ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes           [X] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EPL Intermediate, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 14, 2006	By	/s/ Joseph Stein
		Name:	Joseph Stein
		Title:	Vice President